Exhibit h 5 a

NOTICE OF FEE WAIVER

THIS NOTICE OF FEE WAIVER is effective as of February 29, 2016, to the Mainstay Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed on Schedule A (each a “Fund”), by New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”).

WHEREAS, the Manager has entered into an Amended and Restated Management Agreement with the Trust (the “Management Agreement”), pursuant to which the Manager is compensated based on the average net assets of the Fund and such compensation is paid by the Fund (“Management Fees”);

WHEREAS, the Manager believes that it is appropriate and in the best interests of the Manager, the Fund, and Fund shareholders to reduce the Management Fees of the Fund; and

WHEREAS, the Manager understands and intends that the Fund will rely on this Notice in preparing amendments to a registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so;

NOW, THEREFORE, the hereby provides notice as follows:

1.	Fee Waiver by the Manager. The Manager agrees to contractually waive a portion of its Management Fees to the levels listed on Schedule A.

2.	Duration and Termination. The Manager’s undertaking to waive fees shall continue for a one-year period effective as of the date first written above, and shall renew automatically for one-year terms unless the Manager provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund; provided, however, no such modification will be made in a manner inconsistent with the terms of the current prospectus.

3.	Other Agreements. This Notice supercedes any prior Notice of Fee Waiver related to the Management Agreement with respect to the Fund.

IN WITNESS WHEREOF, the Manager has executed this Notice effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen P. Fisher
Stephen P. Fisher
President

SCHEDULE A

Contractual Management Fee Waivers

MainStay California Tax Free Opportunities Fund

The Manager has agreed to a fee waiver of 0.05% on all assets such that the management fee shall be: 0.45% on all assets.

MainStay Epoch International Small Cap Fund

The Manager has agreed to a fee waiver of 0.05% on all assets such that the management fee shall be: 1.05% on all assets.

MainStay New York Tax Free Opportunities Fund

The Manager has agreed to a fee waiver of 0.05% on all assets such that the management fee shall be: 0.45% on all assets.

MainStay Retirement 2010 Fund

The Manager has agreed to a fee waiver of 0.10% on all assets such that the management fee shall be: 0.00% on all assets.

MainStay Retirement 2020 Fund

The Manager has agreed to a fee waiver of 0.10% on all assets such that the management fee shall be: 0.00% on all assets.

MainStay Retirement 2030 Fund

The Manager has agreed to a fee waiver of 0.10% on all assets such that the management fee shall be: 0.00% on all assets.

MainStay Retirement 2040 Fund

The Manager has agreed to a fee waiver of 0.10% on all assets such that the management fee shall be: 0.00% on all assets.

MainStay Retirement 2050 Fund

The Manager has agreed to a fee waiver of 0.10% on all assets such that the management fee shall be: 0.00% on all assets.

MainStay Retirement 2060 Fund

The Manager has agreed to a fee waiver of 0.10% on all assets such that the management fee shall be: 0.00% on all assets.

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